UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2005

Western Silver Corporation

1550, 1185 West Georgia Street

Vancouver, BC Canada V6E 4E6

[The registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F     [  ]          Form 40-F     [X]

[The registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes     [  ]           No      [X]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Western Silver Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  February 14, 2005

Western Silver Corporation

/s/  R. Joseph Litnosky

Title:  Vice President, Finance (principal financial officer)

Western Silver Corporation

(an exploration stage company)

Consolidated Financial Statements

December 31, 2004

(Unaudited)

Western Silver Corporation

(an exploration stage company)

Consolidated Balance Sheets

As at December 31, 2004 and September 30, 2004 (unaudited)

(expressed in Canadian dollars)

	December 31, 2004 $	September 30, 2004 $
Assets

Current assets
Cash and cash equivalents	73,655,990	13,528,534
Accounts receivable and prepaid expense	373,687	693,521

	74,029,677	14,222,055

Long-term investment	267,092	267,092

Plant, property and equipment - net of accumulated depreciation of $7,003 (Sept 30/04 - $4,537)	42,328	44,794

Mineral properties (note 2)	45,554,088	43,194,729

	119,893,185	57,728,670

Liabilities

Current liabilities
Accounts payable and accrued liabilities	1,455,114	1,509,410

Shareholders' Equity

Capital stock (note 3)
Authorized
100,000,000 common shares

Issued and outstanding
47,968,081 (Sept 30/04 - 41,241,581) common shares	142,645,510	79,249,498

Value assigned to stock options and warrants (note 3)	3,489,038	3,853,483

Deficit	(27,696,477)	(26,883,721)

	118,438,071	56,219,260

	119,893,185	57,728,670

Basis of presentation (note 1)

Approved by the Board of Directors

  "Robert Gayton"                     Director                                     "Klaus Zeitler"                       Director

The accompanying notes are an integral part of these consolidated financial statements.

Western Silver Corporation

(an exploration stage company)

Consolidated Statements of Loss and Deficit

For the three months ended December 31, 2004 and 2003 (unaudited)

(expressed in Canadian dollars)

	2004	2003
	$	$

General exploration expenditures	85,167	2,319

Administrative expenses
Accounting and legal	64,771	34,493
Consulting	77,521	104,109
Depreciation	2,466	135
Filing and transfer fees	25,972	48,968
Foreign exchange	33,053	17,623
Miscellaneous	9,892	853
Office and administration	158,996	71,770
Shareholder communications and travel	93,504	100,970
Stock based compensation (note 3(c))	366,624	45,316

	832,799	424,237

Loss before other income	(917,966)	(426,556)

Other income
Interest income	105,210	19,262

Loss for the period	(812,756)	(407,294)

Deficit - Beginning of period	(26,883,721)	(17,550,437)

Deficit - End of period	(27,696477)	(17,957,731)

Basic and diluted loss per common share	(0.02)	(0.01)

Weighted average number of common shares outstanding	41,967,304	35,848,306

The accompanying notes are an integral part of these consolidated financial statements.

Western Silver Corporation

(an exploration stage company)

Consolidated Statements of Cash Flows

For the three months ended December 31, 2004 and 2003 (unaudited)

(expressed in Canadian dollars)
	2004	2003
	$	$
Cash flows provided by (used in)

Operating activities
Loss for the period	(812,756)	(407,294)
Items not affecting cash
Depreciation	2,466	135
Stock-based compensation	366,624	45,316

	(443,666)	(361,843)
Change in non-cash working capital items
Accounts receivable and prepaid expense	319,834	106,964
Accounts payable and accrued liabilities relating to operations	556,593	33,772

	432,761	(221,107)

Financing activities
Shares issued for cash - net of issue costs	62,664,943	13,239,210

Investing activities
Mineral properties and related deferred costs	(2,359,359)	(1,675,447)
Accounts payable and accrued liabilities	(610,889)	(264,957)

	(2,970,248)	(1,940,404)

Increase (decrease) in cash and cash equivalents	60,127,456	11,077,699

Cash and cash equivalents - Beginning of period	13,528,534	2,744,038

Cash and cash equivalents - End of period	73,655,990	13,821,737

The accompanying notes are an integral part of these consolidated financial statements.

Western Silver Corporation

(an exploration stage company)

Consolidated Statements of Shareholders' Equity

For the three months ended December 31, 2004 and the year ended September 30, 2004 (unaudited)

(expressed in Canadian dollars)
	Common shares
	Number of shares	Amount $	Cumulative deficit $	Value Assigned to stock options and warrants $	Total shareholders' equity $

Balance - September 30, 2003	35,184,081	59,064,015	(17,550,437)	269,257	41,782,835

During the year ended September 30, 2004
Issue of shares
Private placements	2,400,000	11,268,930	-	-	11,268,930
Exercise of warrants	2,190,000	5,477,200	-	-	5,477,200
Exercise of stock options	1,467,500	3,022,900	-	-	3,022,900
Options granted/vested	-	-	-	3,698,659	3,698,659
Value assigned to warrants issued to agents as stock	-	-	-	302,020	302,020
Transfer of value on exercise of stock options	-	416,453	-	(416,453)	-
Loss for the year	-	-	(9,333,284)	-	(9,333,284)

Balance - September 30, 2004	41,241,581	79,249,498	(26,883,721)	3,853,483	56,219,260

During the three months ended December 31, 2004
Issue of shares
Private placements	6,325,000	60,714,688	-	-	60,714,688
Exercise of warrants	120,000	693,600	-	-	693,600
Exercise of stock options	281,500	1,256,655	-	-	1,256,655
Options granted/vested	-	-	-	366,624	366,624
Transfer of value on exercise of stock options and warrants	-	731,069	-	(731,069)	-
Loss for the period	-	-	(812,756)	-	(812,756)

Balance - December 31, 2004	47,968,081	142,645,510	(27,696,477)	3,489,038	118,438,071

Western Silver Corporation

(an exploration stage company)

Notes to the Consolidated Financial Statements

(unaudited)

December 31, 2004 and September 30, 2004

(expressed in Canadian dollars)

1

Basis of preparation

The accompanying unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for the preparation of interim statements. Accordingly, these interim statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the company. These financial statements follow the same accounting policies and methods of application as the most recent annual financial statements of the company.

2

Mineral properties and related deferred costs

	Total costs to September 30, 2003 $	Costs incurred during 2004 $	Disposition/ write-offs during 2004 $	Total costs to September 30, 2004 $	Costs incurred during current period $	Total costs to December 31, 2004 $
Mexico
Penasquito
Acquisition	13,872,012	241,966	-	14,113,978	105,949	14,219,927
Exploration	6,707,198	5,963,778	-	12,670,976	1,787,921	14,458,897
Feasibility studies	323,702	1,245,878	-	1,569,580	316,868	1,886,448

	20,902,912	7,451,622	-	28,354,534	2,210,738	30,565,272

El Salvador
Acquisition	1,889,672	-	-	1,889,672	-	1,889,672
Exploration
El Salvador	2,424,236	39	-	2,424,275	-	2,424,275
San Nicolas	4,312,095	198,730	-	4,510,825	19,605	4,530,430
Tamara	1,849,259	-	-	1,849,259	-	1,849,259
Ramos	2,268,173	26,503	(2,294,676)	-	-	-

	12,743,435	225,272	(2,294,676)	10,674,031	19,605	10,693,636

San Jeronimo
Acquisition	641,754	-	(641,754)	-	-	-
Exploration	1,059,489	24,646	(1,084,135)	-	-	-

	1,701,243	24,646	(1,725,889)	-	-	-

Almoloya
Acquisition	25,443	57,283	-	82,726	29,016	111,742
Exploration	40,020	2,132	-	42,152	-	42,152

	65,463	59,415	-	124,878	29,016	153,894

Bacanora
Acquisition	3,555	7,104	-	10,659	-	10,659
Exploration	30,627	-	-	30,627	-	30,627

	34,182	7,104	-	41,286	-	41,286

Canada
Carmacks	4,000,000	-	-	4,000,000	100,000	4,100,000

	39,447,235	7,768,059	(4,020,565)	43,194,729	2,359,359	45,554,088

Western Silver Corporation

(an exploration stage company)

Notes to the Consolidated Financial Statements

(unaudited)

December 31, 2004 and September 30, 2004

(expressed in Canadian dollars)

3

Capital stock

Authorized

100,000,000 common shares without par value

Issued

	Number of shares	Amount $

Balance at September 30, 2003	35,184,081	59,064,015

Pursuant to a private placement at $5.15 per share	2,400,000	11,268,930
Pursuant to the exercise of share purchase warrants	2,190,000	5,477,200
Pursuant to the exercise of stock options	1,467,500	3,022,900
Transfer of value on exercise of stock options and warrants	-	416,453

Balance at September 30, 2004	41,241,581	79,249,498

Pursuant to a financing at $10.25 per share	6,325,000	60,714,688
Pursuant to the exercise of share purchase warrants	120,000	693,600
Pursuant to the exercise of stock options	281,500	1,256,655
Transfer of value on exercise of stock options and warrants	-	731,069

Balance at December 31, 2004	47,968,081	142,645,510

a)

The following summarizes the issuance of capital stock during the three months ended December 31, 2004:

  The company received $693,600 from the exercise of 120,000 share purchase warrants at an exercise price of $5.78 per share purchase warrant.

  The company received $1,256,655 from the exercise of 281,500 share purchase stock options at exercise prices ranging from $1.00 to $9.54 per share purchase stock option.

  On December 23, 2004 the company received proceeds of $64,831,250, less issuance costs of $4,116,562, from the issuance of 6,325,000 shares through a financing at $10.25 per share.

Western Silver Corporation

(an exploration stage company)

Notes to the Consolidated Financial Statements

(unaudited)

December 31, 2004 and September 30, 2004

(expressed in Canadian dollars)

b)

Share purchase warrants

A summary of the company's warrants outstanding at December 31, 2004 and September 30, 2004 and the changes for the periods then ended, is presented below:

	December 31, 2004	Weighted average exercise price $	September 30, 2004	Weighted average exercise price $

Balance outstanding - Beginning of period	120,000	5.78	2,070,000	2.31
Issued	-	-	240,000	5.78
Exercised	(120,000)	5.78	(2,290,000)	2.50

Balance outstanding and exercisable - End of period	-	-	120,000	5.78

c)

Stock options

The company has four stock option plans approved by the Toronto Stock Exchange whereby the company may grant options to its directors, officers, employees and independent contractors or consultants. The exercise price of the options is equal to the market value of the common shares at the date of grant and the options are fully vested and exercisable in full at the date of grant unless otherwise determined by the directors. As at December 31, 2004, 2,431,500 options were outstanding and an additional 192,500 options were available for granting under the plans.

A summary of the company's options outstanding at December 31, 2004 and September 30, 2004 and the changes for the periods then ended, is presented below:

	December 31, 2004	Weighted average exercise price $	September 30, 2004	Weighted average exercise price $

Balance outstanding - Beginning of period	2,713,000	4.19	3,205,500	1.92
Granted	-	-	975,000	8.47
Exercised	(281,500)	4.46	(1,467,500)	2.06

Balance outstanding - End of period	2,431,500	4.16	2,713,000	4.19

Western Silver Corporation

(an exploration stage company)

Notes to the Consolidated Financial Statements

(unaudited)

December 31, 2004 and September 30, 2004

(expressed in Canadian dollars)

Stock options outstanding and exercisable at December 31, 2004 are as follows:

Exercise price $	Options outstanding at December 31, 2004	Weighted average exercise price $	Average remaining contractual life (years)

1.00 - 1.50	1,007,500	1.25	2.17
2.00	425,000	2.00	1.07
3.28 - 4.33	101,500	3.56	3.11
6.00 - 7.30	332,500	6.80	4.04
9.54	565,000	9.54	4.18

	2,431,500	4.16	2.74

Effective October 1, 2003, pursuant to the amendments to the CICA standard on accounting for stock-based compensation, compensation expense on stock options granted by the company is to be charged to the income statement, as the stock options become vested.  During the period ended December 31, 2004, the fair value, as determined by the Black-Scholes option pricing model, of options granted which became vested was nil.

Value assigned to stock options	December 31, 2004	September 30, 2004
	$	$

Balance - beginning of period	3,853,483	269,257

Value assigned to warrants issued to agents as stock issuance fees	-	302,020
Options granted/vested	366,624	3,698,659
Transfer of value on exercise of stock options/warrants	(731,069)	(416,453)

Balance - end of period	3,489,038	3,853,483

Western Silver Corporation

(an exploration stage company)

Notes to the Consolidated Financial Statements

(unaudited)

December 31, 2004 and September 30, 2004

(expressed in Canadian dollars)

The most recently calculated compensation expense was based on the following assumptions:

Average risk-free interest rate	3.28%
Expected dividend yield	-
Expected stock price volatility	70%
Expected option life in years	3.5

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the company's stock options granted/vested during the year.

4

Contract commitments

During the previous year, the company entered into a formal agreement with a company owned by a director, for subleasing of office space. The agreement expires June 30, 2007. The total amount of payments due during the term of the agreement is $290,302. As at December 31, 2004, $241,919 remains to be paid on the lease.

5

Segmented information

Industry information

The company operates in one reportable operating segment, being the acquisition, exploration and future development of resource properties.

Geographic information

Revenues from operations in the three month periods ended December 31, 2004 and December 31, 2003 were derived from interest income, which was earned in Canada.

The company's non-current assets by geographic location are as follows:

	December 31, 2004 $	December 31, 2003 $

Canada	4,409,420	4,311,886
Mexico	41,454,088	39,194,729

	45,863,508	43,506,615

Western Silver Corporation

(an exploration stage company)

Notes to the Consolidated Financial Statements

(unaudited)

December 31, 2004 and September 30, 2004

(expressed in Canadian dollars)

6

Shareholder rights plan

On December 11, 2003 the board of directors of the company adopted a shareholder rights plan (the Plan) which is designed to encourage the fair treatment of the company's shareholders in connection with any take-over offer and, in particular, any unsolicited take-over bid for the company. The Plan was approved by the shareholders on March 4, 2004.

Pursuant to the Plan, rights have been created and attached to the common shares of the company. If a person (the Bidder) acquires 20% or more of the outstanding voting shares of the company without complying with the Plan, each right, other than the rights held by the Bidder, will entitle the shareholders of the company, other than the Bidder, to purchase, for $100, common shares of the company having a market value of $200.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion of the financial position of Western Silver Corporation ("Western" or the "Company") and the results of operations for the three month  periods ended December 31, 2004 and 2003 are to be read in conjunction with the unaudited consolidated financial statements and related notes for the periods then ended. All of the financial information presented herein is expressed in Canadian dollars, unless otherwise indicated.

The accompanying unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for the preparation of interim statements. Accordingly, these interim statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Company. These statements together with the following management's discussion and analysis, dated February 4, 2005, are intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward-looking statements relating to the potential future performance. The forward-looking statements are subject to risks and uncertainties that may cause actual results or events to differ materially from the results or events predicted in this discussion. Factors which could cause actual results or events to differ include, but are not limited to: general economic conditions; interest and currency exchange rates; the cost and availability of capital; changes in world precious metals markets; costs and supply of materials relevant to the mining industry; change in government; and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

Additional information on the Company can be found in the Company's Annual Information Form ("AIF"), filed with Canadian regulators on SEDAR at www.sedar.com and with the United States Securities and Exchange Commission at www.sec.gov on form 40-F.

Table of Contents

1.

Corporate Overview

p.2

1.1

Overview of the business

1.2

Outlook

1.3

Corporate results

2.

Capital Structure and Financing

p.7

2.1

Capital stock

2.2

Liquidity and capital resources

2.3

Long term contractual obligations

3.

Changes in Accounting Policies

p.9

1.   Corporate Overview

1.1  Overview of the business

The Company is a Canadian based publicly-traded mineral exploration and development company with a primary focus of discovering and developing silver properties in the Americas. The Company's primary project, the 100%-owned Penasquito property in central Mexico, is emerging as a large silver-gold-lead-zinc district with significant exploration upside. The Company also has an interest in the San Nicolas zinc-copper project in Mexico with Teck Cominco and owns the Carmacks copper project in the Yukon.

Penasquito property update

In fiscal 2004 exploration work on the Penasquito property focused on two deposits, the Chile Colorado deposit and the Penasco deposit. Work on the Chile Colorado deposit focused on in-fill drilling in order to increase the confidence level of the resource estimate, which was subsequently updated. Samples from Chile Colorado were taken for metallurgical testing and the results of this work, together with the updated resource estimate, were used in the preparation of a pre-feasibility study, prepared by M3 Engineering and Technology Corporation ("M3"), which was released on April 13, 2004.

A resource calculation by SNC-Lavalin Engineers and Constructors Inc. ("SNC-Lavalin") in March 2004, established the Chile Colorado deposit at Penasquito as one of the world's largest undeveloped bulk mineable silver resources. It is estimated to contain an in-situ and undiluted measured and indicated mineral resource of 148.7 million tonnes grading 34.3 g/t silver, 0.34 g/t gold, 0.28% lead and 0.84% zinc, using a US$3.75 per tonne net smelter return cutoff. SNC-Lavalin also identified additional inferred resources of 44.9 million tonnes within and adjacent to Chile Colorado and 71.2 million tonnes in the Azul Breccia/Azul NE area immediately to the north. The pre-feasibility study by M3 completed in March 2004 indicated an after-tax Internal Rate of Return, based on 100% equity, of 15.3% using metal prices of US$5.50 per ounce silver, US$350 per ounce gold, US$0.45 per pound zinc and US$0.30 per pound lead. The study projected a mine life of 13.5 years using a production rate of 20,000 tonnes per day with indicated potential metal recoveries of 103 million ounces of silver, 626,000 ounces of gold, 835,000 tonnes of zinc and 287,000 tonnes of lead. Payback of initial capital investment will be realized in 4.9 years, based on the above assumptions.

Following the exploration work on Chile Colorado, the Company completed a 40,000 meter drill program during fiscal 2004 in areas outside the Chile Colorado deposit. The objectives of the program were to estimate the mineral resource at the Penasco deposit, within the Outcrop Breccia, evaluate the high grade intersection at La Palma in the northeast region of Penasquito, evaluate the significance of the property's El Sotol and El Chamisal discoveries, and begin delineation drilling at Penasquito's Azul NE and Luna Azul zones.

The highlights of the latest drilling at Penasco include:

-

Delineation of a large mineral deposit at Penasco, located 1.5 kilometres northwest of Chile Colorado. The Penasco deposit underlies the entire eastern half of the Outcrop Breccia pipe covering an area 600 meters east-west by 700 meters north-south. Mineralization remains open at depth and extends in excess of 500 meters below surface;

-

Identification of high-grade gold mineralization within the Penasco deposit. Hole WC-112 contains two high-grade gold intercepts, including 10 metres averaging 35.74 grams per tonne, (1.15 ounces per ton) and 8 metres averaging 26.7 grams per tonne, (0.86 ounces per ton);

-

Discovery of shallow gold-silver oxide mineralization offering the potential for mining and heap leach processing early in the project development, thereby providing an opportunity to improve project returns;

-

An initial resource estimate at Penasco (released October 4, 2004) expands the overall resource base at the Penasquito project. Penasco's initial indicated sulfide resource of 124.26 million tonnes using a US$3.75 NSR cutoff, contains 109.73 million ounces of silver, 2.0 million ounces of gold, 852 million pounds of lead and 1,761 million pounds of zinc. An inferred sulfide resource of 84.65 million tonnes contains 70.32 million ounces of silver, 1.38 million ounces of gold, 535 million pounds of lead and 1,211 million pounds of zinc.

Exploration work on the Penasco deposit to both increase the level of confidence of the estimate and expand the boundaries of the resource is continuing. A feasibility-level study encompassing both the Chile Colorado deposit and the Penasco deposit commenced in June 2004 with preparations to collect samples for metallurgical testing from the Penasco deposit.

Carmacks Property update

The 100% owned Carmacks oxide copper project is located 192 kilometers north of Whitehorse in the Yukon, Canada. The deposit contains an open-pit mineable reserve of 15.5 million tones grading 1.01% copper. Basic engineering was completed on this project in 1997, suggesting an economic project above US$1.05/lb. copper. The Company is reviewing the economics of the project and has initiated discussion with the Yukon Government with a view to recommencing the permitting process.

San Nicolas property update

San Nicolas is a massive sulphide deposit located in Mexico. The company is a joint venture partner with Teck Cominco. In December 2001, Teck Cominco released a study by AMEC Simons Mining and Metals which outlined a 15,000 tpd open-pit mine averaging 1.32% copper, 2.04% zinc, 0.53 g/t gold and 32.1 g/t silver. Because of depressed metal prices and a global oversupply of zinc metal at the time, the project has been on care and maintenance status for the past three years.

1.2  Outlook

During 2004, Western continued to focus its exploration efforts on its Penasquito project in Zacatecas State, Mexico. Over the next twelve months the Company's objectives relating to the Penasquito project include:

-

Establishing whether there is continuity to the high grade gold zone at Penasco;

-

Increasing confidence level in the Penasco resource, moving material from the indicated and inferred to the measured and indicated category;

-

Evaluating the potential of the other zones within Penasquito;

-

Evaluating the oxide potential at Chile Colorado and Penasco;

-

Evaluating the potential of selective underground mining of the Penasco gold zone;

-

Completing a feasibility study that will include the Chile Colorado and Penasco deposits, combined;

-

Completing an Environmental Impact Assessment and obtaining permits for construction and development.

M3, the company that completed a pre-feasibility study in March 2004 for Chile Colorado has now commenced a feasibility study for Chile Colorado and Penasco which is expected to be completed by mid 2005.

Work on the Environmental Impact Assessment, also by M3, is dealing with permitting issues, and is progressing well. It is scheduled for completion by mid 2005. Base line studies were initiated in July 2003 and will form part of an environmental impact study.

Western will continue to examine ways of optimizing its minority interest in the San Nicolas massive sulphide deposit in Zacatecas, Mexico.

Because of higher copper prices, Western will continue reviewing its 100%-owned Carmacks oxide copper project in the Yukon, Canada, with a view to moving the project forward. Western has already initiated a project agreement with the Yukon Government to recommence the environmental review process.

1.3  Corporate results

Consolidated Financial and Operating Information

	Three months Ended December 31,		Year Ended September 30,
	2004	2003	2004
	$	$	$

Loss for the period	812,756	407,294	9,333,284
Loss per share	0.02	0.01	0.24
Total assets	119,893,185	55,300,449	57,728,670
Working capital	72,574,563	13,268,589	12,712,645
Acquisition and exploration expenditures	2,042,491	1,506,344	6,522,181
Feasibility study expenditures	316,868	169,103	1,245,878

Results of Operations

The Company's net loss for the three months ended December 31, 2004 was $812,756, or $0.02 per share, compared to a net loss of $407,294, or $0.01 per share, for the three months ended December 31, 2003. The increase of $405,462 in the 2004 loss over 2003 is mainly attributable to:

1)

Increased general exploration expenditures by $82,848 arising from additional work involving the Company's Carmacks property;

2)

Increases in office and administration totaling $87,226 in 2004, arising from increasing staffing levels, additional office space, and higher costs for communications and insurance.

3)

Increased stock based compensation expense by $321,308.

The increase in costs are offset by an increase of $85,948 in interest income due to the higher cash and cash equivalent balances the Company is holding during the first three months ended December 31, 2004 as compared to the first three months ended December 31, 2003.

Summary of Quarterly Results

The following table summarizes selected quarterly financial results from the previous eight quarters. The Company's quarterly results have varied significantly over this period as a result of factors as described below.

Quarter ending date	Net loss for the Quarter	Loss per share	Mineral property Expenditures	Total Assets
	$	$	$	$
December 31, 2004	812,756	0.02	2,359,359	119,893,185
September 30, 2004	5,030,287	0.13	2,756,824	57,728,670
June 30, 2004	1,478,756	0.04	1,745,157	60,161,770
March 31, 2004	2,416,947	0.06	1,590,631	59,044,896
December 31, 2003	407,294	0.01	1,675,447	55,300,449
September 30, 2003	761,803	0.02	1,940,155	42,654,402
June 30, 2003	331,046	0.01	1,997,448	42,989,616
March 31, 2003	493,268	0.02	808,205	41,632,793

In comparing the previous eight quarterly results, material variations exist between some quarters. Some of the key factors resulting in the fluctuations include:

-

Stock based compensation expense of $366,624 recorded on December 31, 2004, $669,621 recorded on September 30, 2004, $1,127,725 recorded on June 30, 2004, $1,855,997 recorded on March 31, 2004, and $45,316 recorded on December 31, 2003, were all a result of the issuance of new stock options to directors and employees. Stock based compensation expense of $269,257 recorded on September 30, 2003, was a result of the issuance of new stock options to non employees;

-

Mineral property expenditures were greater by $1,011,667 during the quarter ended September 30, 2004 as compared to the prior quarter, as a result of additional drilling costs and feasibility costs relating to the Penasquito project;

-

Promotion and travel being greater by $95,248 during the quarter ended March 31, 2004 as compared to the prior quarter, due to the hiring of additional investor relations support;

-

Mineral properties being written off on September 30, 2004 totaling $4,020,565, and on September 30, 2003 totaling $329,503.

Mineral Properties and Related Deferred Costs

Mineral property expenditures during the three months ended December 31, 2004 were $2,359,359, compared to mineral property expenditures of $1,675,447 during the three months ended December 31, 2003. Of the total mineral property expenditures, $316,868 related to the Penasquito pre-feasibility study and feasibility study, jointly referred to as the feasibility studies.

The remaining $2,042,491 related to property payments and exploration expenditures, which included a large scale drilling program on the Penasquito property.

Of the total amount of $2,359,359 spent on mineral properties during the three months ended December 31, 2004, 94% was spent on the Penasquito project. Principal Penasquito expenditures include drilling and assaying expenditures ($1,211,659), feasibility expenditures ($316,868), consulting fees relating to exploration ($100,395), property payments ($105,949), geological fees relating to exploration ($143,781), and office and miscellaneous expenditures ($332,086).

Mineral property expenditures increased by $683,912 during the three months ended December 31, 2004 as compared to mineral property expenditures during the three months ended December 31, 2003. The increase was due to an increase in drilling and assaying costs on Penasquito of $227,512, an increase in project costs relating to the feasibility studies of $147,765, and an increase of $87,594 in exploration office and related costs.

2.   Capital Structure and Financing

2.1  Capital stock

Authorized

100,000,000 common shares without par value

Issued and outstanding

	Number of shares	Amount $

Balance at September 30, 2003	35,184,081	59,064,015

Pursuant to a private placement at $5.15 per share	2,400,000	11,268,930
Pursuant to the exercise of share purchase warrants	2,190,000	5,477,200
Pursuant to the exercise of stock options	1,467,500	3,022,900
Transfer of value on exercise of stock options and warrants	-	416,453
Balance at September 30, 2004	41,241,581	79,249,498

Pursuant to a financing at $10.25 per share	6,325,000	60,714,688
Pursuant to the exercise of share purchase warrants	120,000	693,600
Pursuant to the exercise of stock options	281,500	1,256,655
Transfer of value on exercise of stock options and warrants	-	731,069
Balance at December 31, 2004	47,968,081	142,645,510

Pursuant to the exercise of stock options	400	1,312
Balance at February 4, 2005	47,968,481	142,646,822

As at February 4, 2005 the Company had outstanding no share purchase warrants and 2,431,100 stock options.

2.2  Liquidity and capital resources

The Company's working capital at December 31, 2004 was $72,574,563 compared to working capital of $12,712,645 at September 30, 2004. The working capital figures included cash and cash equivalents of $73,655,990 at December 31, 2004 and $13,528,534 at September 30, 2004. The increase in cash was due mainly to an equity financing completed in December, 2004, and the exercising of share warrants and share options.

Management has estimated that the Company will have adequate funds from existing working capital, and the proceeds from exercise of share options and share purchase warrants to meet its corporate administrative and property obligations for the coming year. As the Company advances or develops its mineral properties further, it will be necessary to obtain additional financing, and while the Company has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future.

Financing Activities

On December 23, 2004, the Company completed a public offering of 6,325,000 common shares at a price of $10.25 per common shares for proceeds of $64,831,250, less issuance costs of $4,116,562, which includes 825,000 common shares issued upon the exercise of the over-allotment option granted to the underwriters. The proceeds of the Offering are expected to be used to fund the further development of the Penasquito Project and for general corporate purposes.

During the three months ended December 31, 2004, the Company received $693,600 from the exercise of 120,000 share purchase warrants, at a price of $5.78 per share, and $1,256,655 from the exercise of 281,500 share purchase stock options, at prices ranging from $1.00 to $9.54 per share.

On December 16, 2003, the Company closed a private placement of 2,400,000 shares at a price of $5.15 per share. The Company received $11,570,950 (net of cash offering costs of $789,050). Agent warrants were issued as stock issuance fees and assigned a value of $302,020. A portion of this capital provided the funding for the exploration, development and administrative plans of the Company for fiscal 2004.

Investing Activities

The Company spent $2,359,359 on acquisition, exploration and feasibility studies during the three months ended December 31, 2004, ($1,675,447 during the three months ended December 31, 2003) 94% of which was spent on the Penasquito project.

The Company expects to continue with an active exploration program for the fiscal year 2005, and the preparation of a feasibility study for the Chile Colorado and Penasco deposits, which began in April 2004 and is expected to be completed by mid 2005.

3.   Changes in Accounting policies

As at October 1, 2004 the Company adopted the CICA issued Section 3110, "Accounting for Asset Retirement Obligations". Section 3110 requires companies to record the fair value of an asset retirement obligation as a liability in the year in which they incur a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. Companies are also required to record a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. There has been no material impact on our December 31, 2004 consolidated financial statements.